

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2026

Oren Shuster
Chief Executive Officer
IM Cannabis Corp.
3606-833 Seymour Street
Vancouver, British Columbia
V6B 0G4, Canada

> **Re: IM Cannabis Corp.**
> **Registration Statement on Form F-3**
> **Filed June 9, 2026**
> **File No. 333-296637**

Dear Oren Shuster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ilana Levin, Esq.